UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 25, 2011
Commission File Number 1-15200
Statoil ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 25, 2011, entitled "Statoil ASA announces that on March 25, 2011 it filed its Annual Report on Form 20-F".

Annual Report on Form 20-F
Statoil ASA announces that on March 25, 2011 it filed its Annual Report on Form 20-F

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, Statoil ASA announces that on March 25, 2011 it filed with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2010.

Statoil’s Annual Report on Form 20-F is available online at Statoil’s website at www.Statoil.com and also online at www.sec.gov.

Statoil’s Annual Report on Form 20-F is also available in hard copy. Investors that would like to receive a printed hard copy, free of charge, may order copies of the report by using the order form at: http://www.Statoil.com/orderreports

Printed editions of the Annual Report on Form 20-F are available in late April 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 25, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer